February 23, 2005

Via U.S. Mail

Jean-Cyril Spinetta
Air France - KLM
Chief Executive Officer
2 Rue Robert Esnault-Pelterie 75007
Paris, France

RE:		Air France - KLM
      20-F for the fiscal year ended March 31, 2004
		File No. 1-32139

Dear Mr. Spinetta:

      We have limited our review of your Form 20-F to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and will make no further review of the
Form 20-F. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Air France - KLM  -  20-F for the fiscal year ended March 31, 2004

General -

We note the disclosure on pages 48, F-140 and F-128, respectively, that Air France has a 23.4% ownership in Amadeus Global Travel Distribution S.A.; Amadeus Global Travel Distribution S.A. has a 40%
interest in Amadeus Sudani, Co. Ltd.; and Amadeus Sudani, Co. Ltd. is incorporated in Sudan. We also note the disclosure on page 8 that future terrorist attacks and the threat of attacks may harm the airline industry, and that terrorist acts may increase the cost of insurance and may decrease available insurance coverage. Finally, we note the disclosure in your 6-K filed January 12, 2005, that Amadeus
Global Travel Distribution S.A. may be purchased by BC Partners and
Cinven, but that Air France has "the intention to remain as [a shareholder] in Amadeus without prejudice that [it] will also tender part of [its] shareholding . . ."

In light of the fact that Sudan has been identified by the U.S.
State
Department as a state sponsor of terrorism, and is subject to economic sanctions administered by the U.S. Treasury Department`s Office of Foreign Assets Control, please advise us of the materiality to the Company of your operations in Sudan, and give us your view as to whether those operations constitute a material investment risk for your security holders. In preparing your response, please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors that a reasonable investor would deem important in making an investment decision.

Closing

      Please understand that we may have additional comments after we review your response to our comment. Please contact Jack
Guggenheim
at (202) 942-7896 if you have any questions about the comment or our review. You may also contact me at (202) 942-7817.


								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk


cc: 	Max Webb
		Assistant Director
		Division of Corporation Finance
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Jean-Cyril Spinetta
Air France - KLM
February 23, 2005
Page 1









UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0507

         DIVISION OF
CORPORATION FINANCE